

Mail Stop 4561

October 30, 2015

Richard K. Coleman, Jr.
President and Chief Executive Officer
Crossroads Systems, Inc.
11000 North Mo-Pac Expressway #150
Austin, TX 78759

> **Re: Crossroads Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 15, 2015**
> **File No. 333-207431**

Dear Mr. Coleman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that this registration statement relates to warrants that were issued as a result of your July 2015 rights offering. Please advise whether you have provided disclosure responsive to Item 3.02 of Form 8-K concerning this issuance of warrants. For additional guidance, consider Interpretation 212.03 of our Form 8-K Compliance and Disclosure Interpretations.

2.   We note that this registration statement covers the resale of 191,597 shares of common stock underlying warrants that are no longer exercisable. Please remove these shares from the registration statement or advise.

Prospectus Cover Page

3.   Please revise your cover page to include disclosure regarding concurrent offerings. Specifically, please disclose the total number of shares that are being concurrently offered by selling stockholders of the company and the portion of that total offered by means of a separate prospectus. In this regard, we refer to your registration statement on Form S-3 with a file number of 333-188549.

Selling Security Holders, page 5

4.   Please revise to identify the natural person or persons who exercise sole or shared voting or investment power over each legal entity listed as a selling security holder (e.g., Anson Investment Master Fund LP). See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Exhibits, page II-3

Exhibit 5.1

5.   The legality opinion states that it is being furnished at your request and is "not to be used, quoted or otherwise referred to for any other purpose without [your legal counsel's] prior written consent." Additionally, it states that the opinion "does not constitute such prior written consent." Please obtain and file a revised legality opinion that does not contain language suggesting a limitation on the ability of investors to rely on the opinion. For guidance, consider Section II.B.3.d of our Staff Legal Bulletin No. 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: Adam W. Finerman, Esq.
        Olshan Frome Wolosky LLP